FOR IMMEDIATE RELEASE

Contact: Gad Goldstein, President, Formula Systems (1985) Ltd.

Tel: 011-972-9959-8800

Formula Systems Announces Third Quarter Results

Continued revenue growth and operating profit

Herzliya, Israel, November 13, 2003 - Formula Systems Ltd., (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, is pleased to announce its financial results for the third quarter ended September 30, 2003.

Revenues in the third quarter of 2003 totaled $92.5 million compared to $63.3 million in the third quarter of 2002, an increase of 46%.

In the first three quarters of 2003 revenues increased from $87.7 million in the first quarter to $89.9 million in the second quarter and to $92.5 million in the third quarter.

Revenues in the first nine months of 2003 amounted to $270.1 million compared to $206.9 million in the same period last year, an increase of 31%.

For the third quarter of 2003 Formula reported operating income of $4.9 million compared to operating loss of $1.2 million in the same period last year.

During this year operating income grew from operating loss of $1.0 million in the first quarter to operating income of $2.3 million in the second quarter and to $4.9 million in the third quarter.

Net income for the third quarter was $638,000 compared to a net income of $553,000 in the second quarter and net loss of $ 1.0 million in the first quarter of 2003.

Third Quarter Highlights in our subsidiaries

Sapiens International Corporation N.V. (Nasdaq: SPNS)

Sapiens has been able to regain profitability on the strength of continued quarterly improvement in results.  Sapiens expect to demonstrate further improvement in revenues and profitability in the fourth quarter of this year and is starting to see the fruits of its long-term strategy.  Sapiens's new offering to the insurance industry - Sapiens INSIGHT™ Solutions suite - is generating a high degree of interest on the part of insurance companies that need to control costs and modernize their systems.  Sapiens is gaining market awareness and recognition, expanding their offering and beginning to see new customers joining their established customer base.

Sapiens recently announced that it was awarded a further contract with Liverpool Victoria.

BluePhoenix Solutions (Nasdaq: BPHX)

BluePhoenix's primary goal, profitability, was achieved through increasing sales margins and improving overall efficiency as a result of the reorganization plan implemented in prior quarters.  BluePhoenix's next goal is to leverage their suite of cutting edge technologies and integrate them into state-of-the-art modernization solutions.  The challenge, therefore, is to increase market awareness of the significant technological advantages offered by BluePhoenix's modernization solutions.

Magic Software Enterprises (Nasdaq: MGIC)

Magic has delivered another profitable quarter.  Encouraged by the continued signs of momentum and penetration Magic are experiencing with new and existing customers and their growing pipeline, Magic is building the infrastructure and tools needed to enable growth and continued profitability in 2004 with a focus on strategic planning, product development, strict expense monitoring, extensive personnel training and the forging of new partnerships.

Matrix IT

The results of the quarter continue to support the substantial improvement in Matrix's profitability resulting from the improvement in efficiency subsequent to the merger with its subsidiaries.  Matrix is maintaining its strategy of diversifying the structure of its offerings while improving profitability.  In Matrix's estimation the significant efforts put into the ongoing efficiency drive will bear fruit in the first quarter of 2004 where they expect higher rates of profitability.

nextSource Inc.

nextSource have entered into a partnership agreement with a globally leading HR/compensation consulting firm.  The agreement enables nextSource's partner to resell the nextSource "People Ticker".  nextSource will provide a privately labeled "the People Ticker" product.  The nextSource People Ticker is a real time rate and compensation tool providing HR and procurement organizations direct, temporary and consulting market rates and salary data.

Gad Goldstein, President of Formula, commented: "The constant improvement in all relevant parameters in the first three quarters of 2003 proves the benefits of the successful implementation of our efforts, started a year ago, to increase efficiency throughout the group.

The ability of the group's companies to translate an increase in a turnover of $2.6 million between the second and third quarters to an increase in operational profit of approximately the same size proves the quality of the foundation we have built.

Based on initial data for the fourth quarter we expect the trend that started at the beginning of 2003 to continue and the profit for the fourth quarter to grow. Furthermore we expect full year 2003 results to be substantially better than 2002.

After the successful implementation of the reorganization plan that dealt mainly with expenses and the return to a positive cash flow, we foresee 2004 as the year that will bring us back on the path of earnings growth."

Formula Systems Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent report on Form 20‑F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	September 30, 2003	December 31, 2002
	________U.S. $________
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents........................................	86,522	90,561
Short-term investments.............................................	9,590	12,101
Trade receivables.....................................................	89,283	67,642
Other accounts receivable........................................	22,573	19,642
Inventories...............................................................	2,768	3,590

	210,736	193,536

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments......................................	3,560	3,400
Investments in affiliates..............................................	5,354	22,659

	8,914	26,059

DEBENTURES......................................................	79,982	75,951

SEVERANCE PAY FUND....................................	8,894	8,262

FIXED ASSETS, NET..........................................	25,935	25,045

OTHER ASSETS, NET.......................................	179,790	139,744

	_____	_____
	514,251	468,597

CURRENT LIABILITIES:
Credit from banks and others......................................	79,734	87,752
Trade payables...........................................................	30,595	26,811
Other accounts payable..............................................	75,173	60,172
Restructuring accrual..................................................	340	2,661

	185,842	177,396

LONG-TERM LIABILITIES:
Debentures................................................................	51,084	33,726
Provision for losses in formerly owned investee...........	2,512	2,512
Deferred taxes...........................................................	929	871
Customer advances...................................................	2,177	491
Liabilities to banks and others...................................	24,014	7,556
Liability due to activity acquisition.............................	2,042	2,334
Accrued severance pay............................................	13,751	12,048
Unrealized gain........................................................	6,596	6,184

	103,105	65,722

MINORITY INTEREST......................................	67,138	72,130

SHAREHOLDERS' EQUITY...............................	158,166	153,349

	______	______
	514,251	468,597

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,
	2003	2002	2003	2002
	______U.S.$_____		______U.S.$_____
	(in thousands, except per share data)

Revenues..................................................................	270,058	206,881	92,464	63,315
Cost of revenues......................................................	170,591	132,700	57,256	40,533

Gross profit..............................................................	99,467	74,181	35,208	22,782
Research and development costs, net.......................	13,039	12,338	3,957	3,866
Selling, general and administrative expenses..............	76,354	58,901	25,050	19,330
Depreciation and amortization..................................	3,919	2,931	1,337	834

Operating income (loss)...........................................	6,155	11	4,864	(1,248)
Financial income (expenses), net..............................	(2,890)	3,917	(1,855)	955

	3,265	3,928	3,009	(293)
Gain on realization of investments.............................	1,284	5,059	64	1,609
Other income (expenses), net..................................	631	(250)	(155)	(255)

Income before taxes on income..............................	5,180	8,737	2,918	1,061
Taxes on income....................................................	2,011	1,093	531	251

	3,169	7,644	2,387	810
Equity in losses of affiliated companies, net.............	(733)	(516)	(200)	(165)
Minority interest in losses (profits), net...................	(2,269)	(1,383)	(1,549)	447

Net income loss....................................................	167	5,745	638	1,092

Earnings per share - basic and fully-diluted:
Net earnings ......................................................	0.02	0.56	0.06	0.11
	______	______	______	______